

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 7, 2018

Robert S. Taylor
Executive Vice President, Treasurer and Chief Financial Officer
SESI, L.L.C.
1001 Louisiana Street, Suite 2900
Houston, TX 77002

      Re: SESI, L.L.C.
             Registration Statement on Form S-4
             Filed February 26, 2018
             File No. 333-223256

Dear Mr. Taylor:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

                    Sincerely,

                    /s/ Kevin M. Dougherty *for*

                    H. Roger Schwall
                    Assistant Director
                    Office of Natural Resources

cc: Ryan J. Maierson, Esq.
       Latham & Watkins LLP